UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

Commission File Number 000-33073

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

BioAuthorize Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

15849 N. 71st Street, Suite 100

Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85254

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

BioAuthorize Holdings, Inc. (the "Company") will not be able to complete the electronic filing of its Annual Report on Form 10-K for the year ended December 31, 2009 (the "Form 10-K") by the prescribed filing date of 5:30 p.m. EST on March 31, 2010 without unreasonable effort or expense as a result of the following:

The fifteen-calendar day extension for the Company to file its Annual Report on Form 10-K is necessary to ensure that its consolidated financial statements to be included in such Report fairly and accurately represent the Company’s financial condition and results of operations.  Registrant is in the process of performing additional analysis and review with regard to the preparation and completion of its Form 10-K, and therefore, the Company has been unable to complete its consolidated financial statements and its Form 10-K for the twelve months ended December 31, 2009. While the Company intends to file its Form 10-K by April 15, 2010, there can be no assurances that such Form 10-K will be filed by such date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jeffrey Perry	(480)	368-5441
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

BioAuthorize Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Jeffrey Perry
Jeffrey Perry
Chief Financial Officer

ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for the year ended December 31, 2009 cannot be filed by the prescribed date of 5:30 p.m. EST on March 31, 2010. The Company's net loss, before other revenue and expenses, for the year ended December 31, 2008 was approximately $934,448 as reported in the Company’s Form 10-K for the year ended December 31, 2008. However, in 2009 the Company began a new line of business with the development and acquisition of applications for handheld personal electronic devices such as the iPhone, iPod Touch and Blackberry and the consolidated financial statements for the years ended December 31, 2008 and 2009 as reported in the Company’s Form 10-K for the year ended December 31, 2009 will reflect its then existing business as well as this new line of business.  The consolidated net loss, before extraordinary items, for the years ended December 31, 2008 and 2009 have not been determined at this time because the year-end financial statements have not been completed but the year 2009 loss is expected to be less than the year 2008 loss.

INSTRUCTION:  The form may be signed by an executive officer of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange
Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of
Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.